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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GAINSCO, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

363127101

(Cusip Number)

Stacie Moore
Goff Moore Strategic Partners, L.P.
777 Main Street, Suite 2250
Fort Worth, Texas76102
(817) 820--6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Goff Moore Strategic Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 752752121

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 25,292,533

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 25,292,533

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,292,533

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.2%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)	Based on 61,084,960 shares of Common Stock outstanding as of January 21, 2005, as disclosed in the Schedule 14A filed with the Securities and Exchange Commission by GAINSCO, INC. on December 22, 2004.

2

1.	Name of Reporting Person: John C. Goff		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 25,334,553

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 25,334,553

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,334,553

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.3%(2)

14.	Type of Reporting Person (See Instructions): IN

(2)	Based on 61,084,960 shares of Common Stock outstanding as of January 21, 2005, as disclosed in the Schedule 14A filed with the Securities and Exchange Commission by GAINSCO, INC. on December 22, 2004.

3

Amendment No. 1 to Schedule 13D

     This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Goff Moore Strategic Partners, L.P. (“GMSP”) dated October 4, 1999.

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.10 per share (“Common Stock”), of GAINSCO, INC., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1445 Ross Avenue, Suite 5300, Dallas, Texas 75202.

Item 2. Identity and Background.

(a) - (c)

     The principal business of GMSP, a Texas limited partnership, is investments. The general partner of GMSP is GMSP Operating Partners, L.P., a Texas limited partnership (“GMSP Operating”), and its principal business is serving as the general partner of GMSP. The general partner of GMSP Operating is GMSP, L.L.C., a Texas limited liability company (“GMSP LLC”), and its principal business is serving as the general partner of GMSP Operating. The address of the principal office of GMSP, GMSP Operating and GMSP LLC is 777 Main Street, Suite 2250, Fort Worth, Texas 76102.

     The name, business address and present principal occupation or employment of each of the principals and officers of GMSP LLC are set forth below:

Capacity in
Name and Business Address	Which Serves GMSP LLC
John C. Goff 777 Main Street Suite 2250 Forth Worth, TX 76102	Managing Principal
Hugh Balloch 500 W. Putnam Avenue 4th Floor Greenwich, CT 06830	Managing Principal
Stacie Moore 777 Main Street Suite 2250 Forth Worth, TX 76102	Chief Financial Officer and Treasurer

(d)  During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  John C. Goff, Hugh Balloch and Stacie Moore are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     See Item 4 below.

Item 4. Purpose of Transaction.

     On August 27, 2004, GMSP entered into a Securities Exchange Agreement (the “Agreement”) with the Issuer. The Agreement was entered into by the Issuer concurrently with other agreements for the purpose of providing for a recapitalization of the Issuer. The Issuer called the Series A Convertible Preferred Stock (the “Series A Stock”) held by GMSP for redemption on January 1, 2006 at a redemption price of $31,620,000. As the Issuer does not have funds to satisfy this redemption obligation, the Issuer and GMSP entered into the Agreement for the purpose of exchanging a portion of the Series A Stock held by GMSP for Common Stock of the Issuer, in addition to other transactions as described below. All of such agreements entered into by the Issuer for the purpose of its recapitalization, including the Agreement, were described in a press release issued by the Issuer on August 27, 2004 and in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by the Issuer on August 30, 2004. Copies of the agreements, including the Agreement, were filed as exhibits to the Form 8-K. The closing of the securities exchange pursuant to the Agreement took place on January 21, 2005, as described in a press release issued by the Issuer on January 21, 2005 and in a Current Report on Form 8-K filed with the SEC by the Issuer on January 24, 2005.

     On January 21, 2005, pursuant to the terms of the Agreement, of the 31,620 shares of Series A Stock held by GMSP, 13,500 shares were exchanged for 19,125,612 shares of Common Stock (the “Exchange”). The remaining 18,120 shares of Series A Stock remain outstanding, are redeemable at GMSP’s option commencing January 1, 2011 and are entitled to receive cash dividends at the rate of 6% per annum until January 1, 2006 and 10% per annum thereafter until redemption. The remaining 18,120 shares of Series A Stock remain convertible into 3,552,941 shares of Common Stock at a conversion price of $5.10 per share, continue to be entitled to vote on an as-converted basis, and remain redeemable at the option of the Issuer commencing June 30, 2005. On January 21, 2005, the Issuer also purchased from GMSP all of the 3,000 shares of non-voting Series C Redeemable Preferred Stock held by GMSP, pursuant to a repurchase right granted by GMSP to the Issuer in the Agreement, for $3,415,618.35 plus accrued and unpaid dividends of $33,333.33. The expiration date of GMSP’s Series B Warrant to purchase 1,550,000 shares of Common Stock for $2.5875 per share was extended to January 1, 2011.

     Until January 21, 2007, the second anniversary of the closing date of the Agreement, GMSP agreed not to acquire additional shares of Common Stock if after such acquisition GMSP would in the aggregate beneficially own more than 37.5% of the voting stock of the Issuer, not including acquisitions by GMSP of Common Stock pursuant to the conversion of shares of Series A Stock or the exercise of the Series B Warrant and not including acquisitions by John C. Goff pursuant to any Issuer stock plans.

     The Board of Directors of the Issuer (the “Board”) will nominate John C. Goff for election to the Board for so long as GMSP and its affiliates, associates and employees beneficially own in the aggregate at least 20% of the Issuer’s outstanding voting stock, unless GMSP provides written instructions to the Issuer to the contrary. If John C. Goff ceases to serve on the Board for any reason, GMSP may designate another individual to be nominated by the

Board for election to the Board, subject to the approval of the Nominating Committee of the Board.

     GMSP entered into the Agreement and consummated the transactions contemplated by the Agreement in order to (i) participate as a long-term investor in the recapitalization of the Issuer and (ii) facilitate the Issuer’s planning and executing strategies seeking to enhance the Issuer’s financial position.

Item 5. Interest in Securities of the Issuer.

(a)  GMSP is the beneficial owner of 25,292,553 shares of Common Stock by virtue of the ownership of (i) 20,189,612 shares of Common Stock, (ii) 3,552,941 shares of Common Stock that GMSP may acquire upon conversion of 18,120 shares of the Series A Stock, and (iii) 1,550,000 shares of Common Stock issuable upon exercise of the Series B Warrant that would expire January 1, 2011, subject to adjustment, at an exercise price of $2.5875 per share. GMSP’s beneficial ownership represents 38.2% of the outstanding Common Stock (36.7% if the shares of Common Stock underlying the Series B Warrant are excluded).

     GMSP Operating may, as the sole general partner of GMSP, be deemed to be the beneficial owner of all 25,292,553 shares of Common Stock beneficially owned by GMSP.

     GMSP LLC may, as the sole general partner of GMSP Operating, be deemed to be the beneficial owner of all 25,292,553 shares of Common Stock beneficially owned by GMSP.

     Mr. John C. Goff, holder of 100% of the membership interests in GMSP LLC and Managing Principal of GMSP LLC, the general partner of GMSP Operating, which is the general partner of GMSP, may be deemed to be the beneficial owner of the 25,292,553 shares of Common Stock beneficially owned by GMSP, and Mr. Goff additionally holds options to acquire 42,000 shares of Common Stock, which beneficial ownership would represent 38.3% of the outstanding Common Stock.

(b)  GMSP, through its general partner, has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 25,292,553 shares of Common Stock.

     As the sole general partner of GMSP, GMSP Operating has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 25,292,553 shares of Common Stock.

     As the sole general partner of GMSP Operating (and thus the ultimate general partner of GMSP), GMSP LLC has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 25,292,553 shares of Common Stock.

     As the holder of 100% of the membership interests in GMSP LLC and Managing Principal of GMSP LLC, Mr. John C. Goff may be deemed to have the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 25,292,553 shares of Common Stock. In addition, Mr. Goff holds options to acquire 42,000 shares of Common Stock and if such options were exercised Mr. Goff would have the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of the underlying 42,000 shares of Common Stock.

(c)  Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

(d)  Except as otherwise described herein, no person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the reporting persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See the Joint Filing Agreement filed herewith (Exhibit 99.1)

Item 7. Material to be Filed as Exhibits.

     Exhibit 99.1. Joint Filing Agreement

     Exhibit 99.2. Securities Exchange Agreement, dated as of August 27, 2004, between GAINSCO, INC. and Goff Moore Strategic Partners, L.P. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by GAINSCO, INC. on August 30, 2004 and incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOFF MOORE STRATEGIC PARTNERS, L.P.

By:	GMSP Operating Partners, L.P.
Its:	General Partner

	By:	GMSP, L.L.C.
	Its:	General Partner

		By:	/s/ John C. Goff

		Name:	John C. Goff
		Title:	Managing Principal

/s/ John C. Goff

John C. Goff